Exhibit 99.1

DHX MEDIA LTD.

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of DHX Media Ltd. (the “Company”) held on March 23, 2018 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, the Company hereby advises of the following voting results obtained at the Meeting:

Items Voted Upon		Voting Result
1.	Election of Directors	The nine (9) nominees for directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

			For	Withheld
		Elizabeth Beale	84.48%	15.52%
		David Colville	84.47%	15.53%
		Michael Donovan	82.64%	17.36%
		Deborah Drisdell	84.48%	15.52%
		Alan Hibben	84.48%	15.52%
		Geoffrey Machum	84.54%	15.46%
		Robert Sobey	84.51%	15.49%
		Catherine Tait	84.50%	15.50%
		Donald Wright	62.99%	37.01%

2.	Appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorization of the directors to fix the remuneration to be paid to the auditors

PricewaterhouseCoopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors pursuant to a vote conducted by ballot;

99.75% of the votes were cast in favour and 0.25% withheld

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